UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 2015

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-203384.

On June 24, 2015, Check-Cap Ltd. (the “Company”) issued a press release announcing that that it has extended the deadline from June 24, 2015 (the “Registration Due Date”) to August 23, 2015 for holders of its ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), who were the original purchaser of units (the “IPO Units”) in the Company’s initial public offering and who wish to receive Long Term Incentive Warrants to register the Ordinary Shares underlying the IPO Units in their own names and not in “street name.”

On June 24, 2015, the Company entered into Amendment No. 1 to the Warrant Agreement, dated June 24, 2015, between the Company and American Stock Transfer & Trust Company LLC, as Warrant Agent, to extend the Registration Due Date to the date which is 180 days following the date of closing of the Company’s initial public offering (i.e., August 23, 2015) in order to allow the shareholders who were the original purchasers of IPO Units additional time to become the direct registered owners of the Ordinary Shares underlying the IPO Units.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, a copy of the Amendment No. 1 to the Warrant Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Exhibits

4.1 99.1	Amendment No. 1 to the Warrant Agreement, dated June 24, 2015, between Check-Cap Ltd. and American Stock Transfer & Trust Company LLC, as Warrant Agent. Press Release, dated June 24, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: June 24, 2015